EXHIBIT 17

Confirming in light of my significant other commitments and the new Chair role I’ve taken on, I’ve decided not to stand for re-election to the Guess board at the upcoming annual meeting. Given that, I will abstain from voting on the proxy and director nominations and other recommendations as I think those will be best handled by the continuing directors.

I wish the board and company great success going forward.

Best,

Laurie Ann Goldman